UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015	Commission File Number 001-36767

AVOLON HOLDINGS LIMITED

(Translation of Registrant’s Name into English)

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Telephone: +353 (1) 231 5800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Avolon Holdings Limited will mail a Notice of Extraordinary General Meeting of Shareholders of Avolon Holdings Limited to be held on October 21, 2015 and the Proxy Statement related thereto, with attached annexes, to shareholders on or about September 29, 2015 (the “Proxy Materials”). The Proxy Materials being mailed to shareholders contain an error in the section “Proposal 1 – Background of the Merger” on page 25. The Proxy Materials being mailed to shareholders indicate that the meeting between Mr. Slattery, Mr. Higgins, Mr. Bhise, Mr. Tan and other members of the HNA Group management team held in Beijing occurred on August 22, 2015, rather than August 15, 2015. The text has been corrected in the attached Exhibit 99.1 to reflect that the meetings held in Beijing between Mr. Slattery, Mr. Higgins, Mr. Bhise, Mr. Tan and other members of the HNA Group management team occurred on August 15, 2015. The corrected paragraph is copied below with the corrected date underlined:

“On August 15, 2015, Mr. Slattery, Mr. Higgins, Mr. Bhise, Mr. Tan and other members of the HNA Group management team met in Beijing to discuss, among other topics, (i) the strategic vision for the Company’s business, (ii) the potential integration of the Company with Parent’s Hong Kong aviation business after the consummation of the Merger, (iii) the operating framework of the Company’s business following the consummation of the Merger and (iv) Parent’s desire to retain the Company’s employees and a potential long-term retention plan similar to the Company’s current long-term retention plan to be implemented after the consummation of the Merger in furtherance of that desire. At this meeting, Messrs. Slattery and Higgins assured members of the HNA Group management team of their intentions to remain committed to the Company long term.”

Exhibits

99.1	Notice of Extraordinary General Meeting of Shareholders of Avolon Holdings Limited to be held on October 21, 2015 and the Proxy Statement related thereto, with attached annexes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
	Name:	Ed Riley
	Title:	General Counsel and Company Secretary

Date: September 28, 2015

EXHIBIT INDEX

99.1	Notice of Extraordinary General Meeting of Shareholders of Avolon Holdings Limited to be held on October 21, 2015 and the Proxy Statement related thereto, with attached annexes.